Mail Stop 3561

November 27, 2007

Mr. J. Hicks Lanier
Chief Executive Officer
Oxford Industries, Inc.
222 Piedmont Ave, NE
Atlanta, GA 30308

> Re: **Oxford Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended June 1, 2007**
> **Filed July 31, 2007**
> **File No. 1-04365**

Dear Mr. Lanier:

We have reviewed your response letter filed on October 19, 2007 to our comment letter dated September 17, 2007 and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended June 1, 2007

Note 1. Summary of Significant Accounting Policies

Inventories, page 53

1. We have reviewed your response to prior comment 4 in our letter dated September 17, 2007. Considering that you primarily use the LIFO inventory method for financial reporting purposes, we believe you should revise your disclosures to remove any references to deferred markdowns and affirmatively state that you immediately write down LIFO inventories when they exceed market value. It appears that your references to deferral of inventory markdowns merely relate to certain internal processes you undertake at the end of a reporting period to conform your FIFO inventories to their LIFO equivalent. Please also tell us if you use the retail inventory method for inventory accounting and management reporting purposes and disclose the following information in future filings:

- the dollar amount of inventories priced at LIFO and under other methods; and

- the excess of replacement or current costs over LIFO value in accordance with Rule 5-02(6)(c) of Regulation S-X.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding this comment on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Accounting Branch Chief